VIA EDGAR

September 8, 2021

Marquee Raine Acquisition Corp.

65 East 55th Street

24th Floor

New York, NY 10022

(212) 603-5500

Stacey Peikin

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, NE

Washington, D.C. 20549-3561

Re:   Marquee Raine Acquisition Corp.

Amendment No. 4 to Registration Statement on Form S-4

Filed September 2, 2021

File No. 333-256147

Dear Ms. Peikin:

Reference is made to our letter, filed as correspondence via EDGAR on September 3, 2021, in which we requested the acceleration of the effective date of the above-referenced Registration Statement for 5:00 p.m., Eastern Time, on Wednesday, September 8, 2021, in accordance with Rule 461 under the Securities Act of 1933, as amended. We are no longer requesting that such Registration Statement be declared effective at this time and we hereby formally withdraw our request for acceleration of the effective time.

[Remainder of Page Intentionally Left Blank]

Very truly yours,

Marquee Raine Acquisition Corp.

By:	/s/ Crane H. Kenney
Name: Crane H. Kenney
Title: Co-Chief Executive Officer

cc:     Jaclyn L. Cohen

Weil, Gotshal & Manges LLP